



14048000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
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MAR 0 4 2014

Washington DC
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SEC FILE NUMBER
8-52776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E.S. Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor

                                            (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lionel Baugh   305-347-8399
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KPMG LLP

                                (Name – if individual, state last, first, middle name)

200 South Biscayne Blvd. Suite 2000	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Lionel Baugh__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __E.S. Financial Services, Inc.__, as of __December 31st__, 20__13__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

J. C. BUSTILLO
MY COMMISSION # EE 141769
EXPIRES: February 27, 2016
Bonded Thru Notary Public Underwriters

_____
Notary Public

Signature
President

_____
Title

Subscribed and sworn before me, this 28th day of February, 2014 a Notary Public in and for Miami-Dade County, State of Florida

Jacqueline Cruz-Bustillo
Notary Public
My Commission expires 2/27/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Table of Contents



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying financial statements of E.S. Financial Services, Inc. (a wholly owned subsidiary of Espirito Santo Bank), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

1
KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Miami, Florida
February 28, 2014
Certified Public Accountants

2

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Financial Condition

December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 5,041,271	5,643,744
Due from broker – failed to deliver	1,774,617	—
Securities owned, at fair value	5,998,380	5,996,210
Income tax receivable from Espirito Santo Bank	133,972	—
Deposit with clearing broker	100,000	100,000
Property and equipment, net	406,890	205,890
Other assets	467,196	749,740
Total assets	$ 13,922,326	12,695,584
Liabilities and Stockholder's Equity		
Income tax payable to Espirito Santo Bank	$ —	113,820
Due to broker – failed to receive	2,174,264	661,074
Accrued expenses and other liabilities	551,542	548,390
Deferred tax liability, net	41,743	22,782
Total liabilities	2,767,549	1,346,066
Subordinated debt	2,000,000	2,000,000
Stockholder's Equity:		
Common stock, $1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares	10,000	10,000
Additional paid in capital	1,990,000	1,990,000
Retained earnings	7,154,777	7,349,518
Total stockholder's equity	9,154,777	9,349,518
Total liabilities and stockholder's equity	$ 13,922,326	12,695,584

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Operations

Years ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Principal transactions	$ 2,379,877	3,160,238
Commissions and fees	2,842,056	2,760,968
Interest income	1,362	17,408
Other income, net	1,131,867	1,042,290
Total revenues	6,355,162	6,980,904
Expenses:		
Employee compensation and benefits	1,331,504	1,349,640
Management fees	2,880,000	3,000,000
Occupancy and equipment	1,046,762	1,124,598
Communications	76,978	98,720
Interest expense	9,822	15,141
Commissions and clearing charges	401,803	336,796
Legal and regulatory	427,032	423,328
Other	490,638	376,194
Total expenses	6,664,539	6,724,417
Income (loss) before income taxes	(309,377)	256,487
Income tax (benefit) expense	(114,636)	97,851
Net (loss) income	$ (194,741)	158,636

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2011	10,000	$ 10,000	1,990,000	7,190,882	9,190,882
Net income	—	—	—	158,636	158,636
Balance, December 31, 2012	10,000	10,000	1,990,000	7,349,518	9,349,518
Net loss	—	—	—	(194,741)	(194,741)
Balance, December 31, 2013	10,000	$ 10,000	1,990,000	7,154,777	9,154,777

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Subordinated Debt

Years ended December 31, 2013 and 2012

	2013	2012
Subordinated debt, beginning of year	$ 2,000,000	2,000,000
Activity during the year	—	—
Subordinated debt, end of year	$ 2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Cash Flows

Years ended December 31, 2013 and 2012

		2013	2012
Cash flows from operating activities:			
Net (loss) income	$	(194,741)	158,636
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Deferred tax provision		18,961	(16,344)
Depreciation and amortization		112,233	76,438
Change in operating assets and liabilities:			
Due from broker – failed to deliver		(1,774,617)	55,084
Income tax receivable from Espirito Santo Bank		(133,972)	—
Securities owned, net		(2,170)	685
Other assets		282,544	201,128
Income tax payable to Espirito Santo Bank		(113,820)	(55,072)
Due to broker – failed to receive		1,513,190	551,507
Accrued expenses and other liabilities		3,152	30,023
Net cash (used in) provided by operating activities		(289,240)	1,002,085
Cash flows from investing activities:			
Proceeds from sale/transfer of property and equipment		18,333	—
Purchases of property and equipment		(331,566)	(14,614)
Net cash used in investing activities		(313,233)	(14,614)
Net (decrease) increase in cash and cash equivalents		(602,473)	987,471
Cash and cash equivalents, beginning of year		5,643,744	4,656,273
Cash and cash equivalents, end of year	$	5,041,271	5,643,744
Supplemental disclosures of cash flow information:			
Interest paid	$	9,822	15,141
Income taxes paid to Espirito Santo Bank		113,820	168,892

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2013 and 2012

(1) Organization

E.S. Financial Services, Inc. (the Company or ESFS) is a wholly owned subsidiary of Espirito Santo Bank (the Bank). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with transaction services. Revenue derived from these services is recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reporting of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash with clearing broker.

(c) Securities Owned

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within other income, net.

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have reached their contractual settlement date, but have not yet settled, are recorded on the statements of financial condition.

(d) Property and Equipment, Net

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

8 (Continued)

(e) Principal Transactions

Principal transaction revenue generated from customer related trades, is the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically serves as intermediary between buyer and seller and does not receive a fee or commission for providing order execution services.

(f) Commissions and Fees

Commissions and fees, and the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) Income Taxes

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if its files a separate tax return. Also, the Company files separate New York State and New York City income tax returns. During 2013, the Internal Revenue Service continued its examination of the Bank's federal consolidated income tax return for the years ended December 31, 2009, 2010, and 2011. The Company does not anticipate that any material tax adjustments will be proposed by the Internal Revenue Service as a result of its examination. In addition, the Company is no longer subject to federal or state examinations for years prior to 2009 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2013.

The Company records interest and penalties related to unrecognized tax benefits in other expense.

(h) Fair Value Measurements

The Company follows the provisions included in Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statement on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction

between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under International Financial Reporting Standards (IFRS) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2011. The Company adopted the provisions of the ASU in 2012. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements.

(i)   ***Fair Value Option***

Under the Fair Value Option Subsections of ASC Subtopic 825-10, *Financial Instruments – Overall*, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported earnings. The Company did not apply the provisions of ACT Subtopic 825-10 to any instruments for the year ended December 31, 2013 and 2012.

(j)   ***Recently Issued Accounting Standards***

The Financial Accounting Standards Board (FASB) issued ASU 2013-04, *Liabilities (Topic 405):Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date*, in February 2013. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The new standard is effective for fiscal years ending after December 15, 2014 and interim and annual periods thereafter. ASU 2013-04 is to be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the Update's scope that exist at the beginning of an entity's fiscal year of adoption. The Company will implement the provisions of the new standard as of January 1, 2014.

In July 2013, the FASB issued ASU 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The Company will implement the provisions of ASU 2013-11 as of January 1, 2015.

(Continued)

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2013 and 2012, ESFS had qualified securities (U.S. government securities) with a fair value of $5,998,380 and $5,996,210, respectively, in a special reserve account.

(4) Securities Owned

The estimated fair value of securities owned at December 31, 2013 and 2012 is as follows:

	2013	2,012
U.S. government securities	$ 5,998,380	5,996,210

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 inputs are unobservable (e.g., a company's own data) and should be used to measure fair value to the extent that observable inputs are not available.

(Continued)

The following tables present the Company's assets measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Level 1	Level 2	Level 3
Assets (2013):			
U.S. government securities	$ —	5,998,380	—
	$ —	5,998,380	—

	Level 1	Level 2	Level 3
Assets (2012):			
U.S. government securities	$ —	5,996,210	—
	$ —	5,996,210	—

The Company values its U.S. government securities following a market approach technique based on quoted prices from secondary markets of U.S. government securities traded among dealers. Market quotes are obtained from an independent securities' pricing service company.

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2013 and 2012:

	2013	2012	Estimated useful lives (in years)
Equipment and software	$ 357,820	350,341	3 – 8
Furniture	144,214	102,079	3 – 8
Leasehold improvements	219,895	219,895	20
	721,929	672,315	
Accumulated depreciation and amortization	(315,039)	(466,425)	
	$ 406,890	205,890	

Depreciation and amortization expense for the years ended December 31, 2013 and 2012 was $112,233 and $76,438, respectively.

(6) Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest

(Continued)

income from these loans. Total securities' collateralized loans recorded by the Bank amount to approximately $45.2 million and $39.8 million as of December 31, 2013 and 2012, respectively.

On January 6, 2009, as amended on December 2, 2011, the Company entered into an Administrative Service and Expense Sharing Agreement and certain other Brokerage Services Agreements (collectively, the Agreements) with Banco Espirito Santo de Investimento, S.A., New York Branch (BESI NY). Per these Agreements, the Company agreed to provide brokerage services to certain branches and subsidiaries of Banco Espirito Santo de Investimento, S.A (BESI). In consideration for the brokerage services, the Company has requested that BESI NY provide certain services to the Company's New York branch and office of supervisory jurisdiction, share certain expenses, furnish the use of certain BESI NY personnel as set forth in the Agreements, and provide additional compensation of 5% of incurred expenses.

On February 3, 2011, as amended on November 2, 2012, the Company entered into a Broker Services Agreement with Execution Noble Limited (ENL), a broker-dealer registered with the United Kingdom Financial Services Authorities located in London, England. Per the agreement, the Company agrees to act as a U.S. broker-dealer pursuant to Paragraph (a)(3) of Rule 15a-6 of the Securities Exchange Act of 1934 with respect to transactions in non-U.S. securities for U.S. major institutional investors that agree to become customers of ESFS. In consideration for the brokerage services, the Company will receive 2% of the net commissions, with a $50,000 per quarter minimum and additional compensation of incurred expenses plus 15%.

Related-party transactions included in the Company's statements of operations for the years ended December 31, 2013 and 2012 are summarized follows:

	2013	2012
Income:		
Commissions and fees	$ 662,556	365,561
Other income	1,032,883	1,040,166
Expenses:		
Employee compensation and benefits	$ 228,096	228,096
Management fees	2,880,000	3,000,000
Occupancy and equipment	310,214	399,648
Communications expense	14,250	14,250
Interest expense	9,822	15,141
Commissions and clearing charges	228,037	127,195
Legal and regulatory	61,911	82,297
Other	116,918	134,235

During 2013 and 2012, in relation to these Agreements, the Company was reimbursed by BESI NY and ENL for expenses incurred in the amount of $959,426 and $985,681, respectively. These amounts and additional compensation of $73,778 and $54,485, respectively, are presented gross in the statements of operations.

(Continued)

Included in the statements of financial condition are amounts due from/to related parties as follows:

		2013	2012
Assets:			
Cash and cash equivalents	$	581,730	1,133,608
Due from broker – failed to deliver		798,019	—
Income tax receivable from Espirito Santo Bank		133,972	—
Other assets		59,448	238,760
Liabilities and stockholder's equity:			
Income tax payable to Espirito Santo Bank	$	—	113,820
Due to broker – failed to receive		1,479,008	—
Accrued expenses and other liabilities		8,353	14,002
Subordinated debt		2,000,000	2,000,000

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in January 2018. Future minimum payments under this lease as of December 31, 2013 are as follows:

Year ending December 31:		
2014	$	82,519
2015		84,993
2016		87,543
2017		90,169
2018		92,874
	$	438,098

Rental expense related to the above commitment amounted to $95,992 and $97,671 for the years ended December 31, 2013 and 2012, respectively.

(8) Regulatory Matters

The Company was subject to a FINRA examination which indicated that there had been inadequate sales procedures and due diligence covering a specific product during 2003-2009. No client losses or complaint occurred as a result of this and the securities were all paid in full at their respective maturities. During 2012, this matter was resolved. Consequently, the Company and FINRA executed an Acceptance, Waiver and Consent (AWC) agreement, and the Company was assessed a fine of $200,000, which was expensed and paid during 2012.

On December 23, 2013 the Company submitted to FINRA a 4530 Self Disclosure identifying potential irregularities relating to a brokerage account maintained by an affiliate. The matter is isolated to this one account and the outcome of this matter is as yet undetermined.

(Continued)

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2013 and 2012

(9) Subordinated Debt

The subordinated debt at December 31, 2013 and 2012 represent notes with the Bank. On July 2, 2012, the Company and the Bank amended the subordinated debt agreement to extend the maturity date until July 2, 2016 (previously, July 2, 2013) and to change the interest rate charged from the federal funds rate to the six-month LIBOR. The six-month LIBOR at December 31, 2013 and 2012 was 0.41% and 0.73%, respectively.

The subordinated debt is available in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

The Company contributed $74,308 and $69,896 to the Plan in 2013 and 2012, respectively.

(11) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2013 and 2012, the Company had net capital of approximately $10,020,000 and $9,903,000, respectively, which is approximately $9,770,000 and $9,653,000, respectively, in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 and 2012 is 0.27 to 1.00 and 0.13 to 1.00, respectively.

(12) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

15 (Continued)

(13) Income Taxes

Income tax (benefit)/expense reflected in the statements of operations for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Current tax (benefit) expense:		
U.S. federal	$ (120,178)	97,708
State and local	(13,419)	16,487
	(133,597)	114,195
Deferred tax (benefit) expense:		
U.S. federal	21,965	(14,492)
State and local	(3,004)	(1,852)
	18,961	(16,344)
Total income tax (benefit) expense	$ (114,636)	97,851

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2013 and 2012 and the reported income tax (benefit) expense is as follows:

	2013	2012
Federal income taxes at statutory tax rates	$ (105,188)	87,206
State income taxes, net of related federal benefit	(10,839)	9,659
Non deductible expenses	1,391	986
	$ (114,636)	97,851

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Deferred tax asset:		
Deferred rent	$ 13,576	—
Total gross deferred tax asset	13,576	—
Deferred tax liability:		
Property and equipment	55,319	22,782
Total gross deferred tax liability	55,319	22,782
Net deferred tax liability	$ (41,743)	(22,782)

(Continued)

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Notes to Financial Statements

December 31, 2013 and 2012

There was no valuation allowance recorded for deferred tax assets as of December 31, 2013 and 2012. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2013

Computation of Net Capital

Total stockholder's equity	$	9,154,777
Subordinated debt		2,000,000
Total capital and allowable subordinated debt		11,154,777
Deductions and/or charges:		
Nonallowable assets:		
Income tax receivable from Espirito Santo Bank		133,972
Property and equipment		406,890
Other assets		460,465
Other deductions		106,584
Total deductions		1,107,911
Net capital before haircuts on securities owned		10,046,866
Haircuts on securities owned		26,844
Net capital	$	10,020,022

Computation of Aggregate Indebtedness

Items included in statement of financial condition:		
Due to broker – failed to receive		2,174,264
Accrued expenses and other liabilities		551,542
Total aggregate indebtedness	$	2,725,806

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	181,720
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		9,770,022
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 6 2/3% of the minimum net capital requirement)		9,770,022
Ratio of aggregate indebtedness to net capital		0.27 to 1

See accompanying report of independent registered public accounting firm.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2013

Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2013 amended on February 27, 2014	$	10,020,439
Adjustment related to foreign currency translation		(417)
Net capital calculation pursuant to Rule 15c3-1	$	10,020,022

See accompanying report of independent registered public accounting firm.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2013

Credit Balances

Customers' securities failed to receive	$	399,648
Credit balances in firm accounts which are attributable to principal sales to customers		—
Free credit balances and other credit balances in customers' security accounts		16,913
Other		22,825
Total credit items	$	439,386

Debit Balances

Debit balances in customers' cash and margin accounts	$	2,359
Customers' securities failed to deliver		—
Other		—
Total debit items	$	2,359

Reserve Computation

Excess of total credits over total debits	$	437,027
Required deposit (105% of excess)		458,878
Amount held on deposit in "Reserve Bank Account":		
Amount on deposit, including value of qualified securities	$	5,998,380
Amount on withdrawal		—
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	5,998,380

No differences exist between the above computation and the Company's
corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying report of independent registered public accounting firm.

E.S. FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Espirito Santo Bank)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). $ —

Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3. $ —

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

**Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Rule 17a-5**

The Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements of E.S. Financial Services, Inc. (a wholly owned subsidiary of Espirito Santo Bank) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Miami, Florida
February 28, 2014
Certified Public Accountants



KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
E.S. Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by E.S. Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting "Total revenues" on the Company's audited financial statements of $5,221,933 compared to "Total revenue" reported on Form SIPC–7 of $7,118,174. There were no differences to net income, net capital, or the calculation reflected on Form SIPC–7;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013
Certified Public Accountants

WORKING COPY

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

E.S. Financial Services, Inc.
1395 Brickell Avenue
Miami, FL 33131-3300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 14,512.00

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (7,398.00)

       7/30/13
         Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,114.00

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 7,114.00

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.S. Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 26th day of February , 20 14 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __January 1, 2013__
and ending __December 31, 2013__

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ __7,118,174.00__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

674,695.00

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

344,269.00

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

8,312.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

285,855.00

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ __92.00__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

    Enter the greater of line (i) or (ii)

92.00

    Total deductions

1,313,222.00

2d. SIPC Net Operating Revenues

$ __5,804,952.00__

2e. General Assessment @ .0025

$ __14,512.00__

(to page 1, line 2.A.)

2